Exhibit 99.1

June 6, 2008

Board of Directors Esmark Incorporated 1135 Market Street Wheeling, WV 26003 Attn: Mr. James Bouchard, Chairman and Chief Executive Officer

Dear Sir,

We understand that the Board will meet on June 6, 2008 to consider its position in respect of the tender offer commenced by Severstal on May 30, 2008.  We believe it is important for the Esmark Board to understand that Essar may be prepared to increase its offer for Esmark above $17.00 per share.

To assist us in considering a potential increase in our offer, it would be helpful if we learned of any arrangements or understanding that Severstal may have with Franklin Mutual Advisers, LLC who we understand has agreed to tender their shares into the Severstal offer.

As the Board considers Severstal’s offer, we know that the Board will recognize its continuing obligations under the Memorandum of Agreement, dated April 30, 2008, and in particular Esmark’s agreement to enter into the Merger Agreement upon the expiration of the Right to Bid period provided in Article Eleven, Section D of the CBA.  We look forward to hearing from the Board and working cooperatively to conclude a transaction which is in the best interest of the Esmark shareholders.

Sincerely,

/s/ Madhu Vuppuluri

Madhu Vuppuluri
President
Essar Americas